COMMENTS RECEIVED ON APRIL 30, 2018

FROM KENNETH ELLINGTON

FIDELITY ADVISOR SERIES IV (File Nos. 002-83672 and 811-03737)

FIDELITY GARRISON STREET TRUST (File Nos. 033-09148 and 811-04861)

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

FIDELITY SCHOOL STREET TRUST (File Nos. 002-57167 and 811-02767)

All applicable funds (Form N-CSR Filing)

C:

The Staff requests we use the new form N-CSR.

R:

We note this request and will file using the updated Form N-CSR.

All applicable funds (Form N-CSR Filing)

“Schedule of Investments”

C:

The Staff requests we include all of the disclosures required by Article 12-14 of Regulation S-X for all affiliated investments, including investments in money market funds.

R:

We believe our presentation of affiliated investments gives financial statement users necessary information to understand the nature and impact of those investments on the fund. These affiliated investments, including money market funds are distinguished from unaffiliated investments in the financial statements, and identified as affiliated in the Schedule of Investments with footnotes in accordance with Regulation S-X.

We also provide a roll-forward of investment balances held in affiliated funds and other 5% affiliated investments, with the exception of investments in money market central funds which are held for cash management purposes. We have determined that disclosure of purchase, sales and gain/loss activity balances that is not indicative of the fund’s primary investment strategy nor disclosed in a fund’s portfolio turnover is not material information to users of the financial statements. Additionally we disclose income earned from these investments in the affiliated money market funds.

Fidelity Strategic Income Fund (Form N-CSR Filing)

“Schedule of Investments”

C:

The Staff requests we disclose both the cash and payment in kind (PIK) rates in the security description or in a footnote to the schedule of investments for each security the fund holds that pays a combination of cash and PIK interest.

R:

Article 12-12 of Regulation S-X requires for securities with a payment in kind to disclose the rate paid in kind. The market value of securities held by the fund that may pay both a combination of cash and in-kind income is immaterial to the fund (<0.50% of the fund’s total market value of investments). The applicable security description includes both the period end accrual rate along with a pay-in-kind indicator, which we believe provides financial statement users information to understand the context of the investment. Additionally, as affirmed below, if the fund earned greater than 5% non-cash income it would be separately disclosed on the face of the Statement of Operations.

Fidelity Strategic Income Fund (Form N-CSR Filing)

“Statement of Operations”

C:

The Staff requests we confirm that any non-cash dividends or income from PIK interest are separately presented if greater than 5% of total income as required by Article 6-07(1) of Regulation S-X.

R:

The fund has procedures to ensure that non-cash dividends or income from PIK interest are segregated within the Statement of Operations if they account for greater than 5% of total income.

Fidelity Advisor Multi-Asset Income Fund (Form N-CSR Filing)

“Financial Highlights”

C:

Since the fund disclosed a portfolio turnover of 299% as of December 31, 2017, the Staff requests we explain why high portfolio turnover is not included as a principal risk in the fund’s prospectus.

R:

The fund discloses the potential for an increased portfolio turnover rate in the Principal Investment Strategies section of the prospectus.

Fidelity Global Credit Fund (Form N-CSR Filing)

C:

When a portion of a distribution contains a return of capital, the Staff requests we clearly identify the portion of distributions that are return of capital and do not use the term “dividend” or “yield” in the financial statement disclosures on a website or in any marketing materials as there is a connotation of income.

R:

Disclosures on the website (Fidelity.com) represent the character of distributions under generally accepted accounting principles (GAAP) and where applicable were supported by GAAP income at the time of the distribution and posting the website. The financial statements for the same period reflect the tax character of distributions. The tax character of the distributions is also reported to shareholders on Form 1099 and separately communicated on Form 8937 (available on Fidelity.com).

Fidelity VIP Investment Grade Central Fund (Form N-SAR Filing)

C:

Staff noticed that the accountant’s report on internal control included in the N-SAR filed on February 28, 2017 is blank and requested we file an amended N-SAR that includes the report.

R:

We have filed an amended Form N-SAR to include this report.

FOLLOW-UP COMMENT RECEIVED ON JUNE 6, 2018

FROM KENNETH ELLINGTON

FIDELITY ADVISOR SERIES IV (File Nos. 002-83672 and 811-03737)

FIDELITY GARRISON STREET TRUST (File Nos. 033-09148 and 811-04861)

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

FIDELITY SCHOOL STREET TRUST (File Nos. 002-57167 and 811-02767)

All applicable funds (Form N-CSR Filing)

“Schedule of Investments”

C:

The Staff reiterates the request that we include all of the disclosures required by Article 12-14 of Regulation S-X for all affiliated investments, including investments in money market funds. The Staff notes that some funds have a significant percentage of investments in affiliated money market funds.

R:

We understand the Staff’s position and will consider including a fund’s investments in affiliated money market funds as part of disclosures required by Article 12-14 of Regulation S-X.